SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                   Form U-3A-2

                   Statement by Holding Company Claiming Exemption Under
                     Rule U-3A-2 from the Provisions of the
                   Public Utility Holding Company Act of 1935

                      To be Filed Annually Prior to March 1

                            CONSOLIDATED EDISON, INC.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR
      (EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

      Consolidated Edison, Inc. ("Claimant") is a corporation organized and existing under the laws of the State of New York. Claimant is a holding company, organized to acquire and hold securities of other corporations. Claimant's principal place of business is 4 Irving Place, New York, New York 10003. Claimant has the following subsidiaries:

A. Consolidated Edison Company of New York, Inc. ("Con Edison") is a public utility organized and existing as a corporation under the laws of the State of New York. Con Edison supplies electric service in all of New York City (except part of Queens) and most of Westchester County, New York, an approximate 660 square mile service area with a population of more than 8 million. It also supplies gas in Manhattan, The Bronx and parts of Queens and Westchester, and steam in part of Manhattan. All of Con Edison's Common Stock is held by Claimant. Con Edison's principal place of business is 4 Irving Place, New York, N.Y. 10003. Con Edison has the following subsidiaries:

      1) Davids Island Development Corp. is organized and existing as a corporation under the laws of the State of New York. It owns real property, acquired as a possible site for an electric generating plant, in Dutchess and Columbia Counties in New York State. It is in the process of disposing of the property. It is a wholly-owned subsidiary of Con Edison. Its principal place of business is 4 Irving Place, New York, N.Y. 10003.

     2) D.C.K. Management Corp. is a corporation organized and existing as a corporation under the laws of the State of New York. It owns real property in the City of New York. It is a wholly-owned subsidiary of Con Edison. Its principal place of business is 4 Irving Place New York, N.Y. 10003

      3) Honeoye Storage Corporation a corporation organized and existing under the laws of the State of New York. It was incorporated to own and operate a gas storage facility in upstate New York. It is 23 1/3 percent owned by Con Edison.

B. Consolidated Edison Solutions, Inc. ("CES") is organized and existing as a corporation under the laws of the State of New York. It is in the business of providing wholesale and retail energy and related services. It is a wholly-owned subsidiary of Claimant. Its principal place of business is 701 Westchester Avenue, Suite 201 West, White Plains, N.Y. 10604.

      1) CES has a 33 1/3% interest in Inventory Management & Distribution Company, Inc. ("IMD"), an energy marketing company, organized and existing as a corporation under the laws of Delaware. IMD's principal place of business is 5599 San Felipe, Suite 870, Houston, TX 77056.

      2) CES has a 14.4% interest in Remote Source Lighting International, Inc. ("RSLI"), a lighting technology company, organized and existing as a corporation under the laws of Delaware. RSLI's principal place of business is 120 Southcenter Court, Suite 200, Morrisville NC 27560.

C. Consolidated Edison Development, Inc. ("CEDI") is organized and existing as a corporation under the laws of the State of New York. It is in the business of investing in foreign and domestic energy and other infrastructure projects and marketing of Con Edison's technical services. It is a wholly-owned subsidiary of Claimant. Its principal place of business is 111 Broadway, 8th Floor, New York, N.Y. 10006. CEDI has the following subsidiaries.

1) Con Edison Development Guatemala, Ltd. ("CEDG") a corporation organized and existing under the laws of the Cayman Islands. It is in the business of investing in energy projects in Central America. It is a wholly- owned subsidiary of CEDI. Its principal place of business is c/o Maples and Calder, Attorneys-at-Law, Ugland House, South Church Street, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies. CEDG has the following subsidiary:

             a. Energy Partners of Central America ("EPCA"). EPCA is a limited partnership organized and existing under the laws of the Cayman Islands. It was organized to invest in a electric power project in Guatemala. CEDG owns an approximately 92.27% interest in EPCA. EPCA's principal place of business is c/o Maples and Calder, Attorneys-at-Law, Ugland House, South Church Street, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies. In February 1998 EPCA acquired a 49% capital interest in Generadora Electrica del Norte, Limitada ("GENOR"), which has been organized and is existing as a Sociedad de Responsabilidad Limitada under the laws of Guatemala. GENOR has been formed to develop, own and operate a 40 megawatt electric generating facility to be constructed in the city of Puerto Barrios, Department of Izabel, Republic of Guatemala. It is expected that the electric energy generated by the facility will be sold to industrial and wholesale customers in Guatemala.

      2) IEP Global Development, LLC ("IGD") a limited liability company organized and existing under the laws of Delaware. It is in the business of developing and acquiring electric power generation, transmission and distribution projects outside the United States. CEDI owns a 50% interest in IGD (after receipt of its capital investment and a preferred return). IGD's principal office is 4800 Hampden Lane, Suite 910, Bethesda, Maryland 20814.

     3) Consolidated Edison Leasing, Inc. ("CEL"), a corporation organized and existing under the laws of the state of Delaware. CEL is a wholly-owned subsidiary of CEDI formed to invest in lease transactions.

D. Consolidated Edison Energy, Inc. ("CEEI"), a corporation organized and existing under the laws of the State of New York. It was incorporated in November 1997 to invest in, operate and market the output of electric energy supply facilities in the United States and provide specialized wholesale energy services in the electric power and natural gas markets. It is a wholly-owned subsidiary of Claimant. CEEI's principal place of business is 701 Westchester Avenue, Suite 201 West, White Plains, N.Y. 10604.

E. Consolidated Edison Communications, Inc. ("CECI"), a corporation organized and existing under the laws of the State of New York. It was incorporated in November 1997 to own, lease, operate or invest in facilities used for telecommunications or otherwise compete in the telecommunications industry. It is a wholly-owned subsidiary of Claimant. CECI's principal place of business is 701 Westchester Avenue, Suite 201 West, White Plains, N.Y. 10604.

     1) Telergy Metro LLC ("TMLLC"), a limited liability company organized and existing under the laws of the State of New York. TMLLC was organized to be a full service provider of telecommunications and energy services and telecommunications products in southern New York State. CECI owns a 49.9% interest in TMLLC. TMLLC's principal place of business is 5784 Widewaters Parkway, Syracuse, NY 13214.

2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN
    WHICH CLAIMANT AND ITS  SUBSIDIARIES  ARE ORGANIZED AND ALL TRANSMISSION OR
     PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

      Claimant and its subsidiaries other than Con Edison are not "public utility companies" for the purposes of the Public Utilities Holding Company Act of 1935 and do not own any such properties.

Con Edison's Utility Properties

Con Edison's Electric Generating Facilities

Con Edison owns the following electric generating facilities:

         Generating                    Net Generating
         Station                    Capacity 12/31/97
                                    (Megawatts - Summer Rating)
         Fossil-Fueled
         Ravenswood (3 Units)              1,742
         Astoria  (3 Units)                1,075
         Arthur Kill    (2 Units)            826
         East River     (2 Units)            300
         Bowline Point (2 Units)
              - two-thirds interest          808
         Roseton (2 Units)
              - 40% interest                 482
         Other (3 Units)                     187
         Nuclear  (1 Unit)                   931
         Gas Turbines (39 Units)           1,940
            Total                          8,291


     Con Edison's electric generating stations are located in New York City with the exception of the Indian Point nuclear station in Westchester County, New York; the Bowline Point station in Rockland County, New York; and the Roseton station in Orange County, New York. The generating stations are held in fee with the following exceptions: (i) Orange and Rockland Utilities, Inc. (O&R) has a one-third interest and the Company has a two-thirds interest as tenants in common in the Bowline Point station, which is operated by O&R; and (ii) Central Hudson Gas & Electric Corporation (Central Hudson) has a 35 percent interest, Niagara Mohawk Power Corporation (NIMO) has a 25 percent interest and Con Edison has a 40 percent interest as tenants in common in the Roseton station (which is operated by Central Hudson) with Central Hudson having the right to acquire Con Edison's interest in 2004. None of Con Edison's electric generation facilities are outside New York State.

Con Edison's Electric Transmission Facilities

      Con Edison has transmission interconnections with NIMO, Central Hudson, O&R, New York State Electric and Gas Corporation, Connecticut Light and Power Company, Long Island Lighting Company, the Power Authority of the State of New York, and Public Service Electric and Gas Company. Con Edison's electric transmission facilities are located in New York City and Westchester, Orange, Rockland, Putnam and Dutchess counties in New York State. At December 31, 1997, the Company's transmission system had approximately 432 miles of overhead circuits operating at 138, 230, 345, 500 kilovolts and approximately 378 miles of underground circuits operating at 138 and 345 kilovolts. There are approximately 267 miles of radial subtransmission circuits operating at 138 kilovolts. Con Edison's 14 transmission substations, supplied by circuits operated at 69 kilovolts and above, have a total transformer capacity of 15,731 megavolt amperes. None of Con Edison's electric transmission facilities are outside New York State. Con Edison maintains the following six interconnections with Public Service Electric and Gas Corporation of New Jersey (PSE&G) at the New York-New Jersey state line: a 230 KV overhead transmission line between PSE&G's Linden substation in Linden, New Jersey and Con Edison's Goethals substation on Staten Island; two underground-underwater 345 kV transmission lines between PSE&G's Hudson generating station in Jersey City, New Jersey and Con Edison's Farragut substation in Brooklyn, New York; a 500 kV overhead transmission line between Con Edison's Ramapo substation in Rockland County, New York and PSE&G's facilities in Branchburg, New Jersey and two 345 kV transmission lines between the Ramapo substation and PSE&G's facilities in Waldwick, New Jersey (via the South Mahwah substation). Con Edison also maintains an overhead 345 kv transmission line from its Pleasant Valley Substation in Dutchess County, New York which interconnects with the facilities of the Connecticut Light & Power Corporation at the New York-Connecticut state line.

Con Edison's Electric Distribution Facilities

      Con Edison owns various electric distribution substations and facilities located throughout New York City and Westchester County, New York. At December 31, 1997, Con Edison's distribution system had 293 distribution substations, with a transformer capacity of 20,168 megavolt amperes, 32,368 miles of overhead distribution lines and 87,455 miles of underground distribution lines.

Con Edison's Gas Facilities

      Natural gas is delivered by pipeline to Con Edison at various points in its service territory and is distributed to customers by Con Edison through approximately 4,200 miles of mains and 367,000 service lines. Con Edison owns a natural gas liquification facility and storage tank at its Astoria property in Queens, New York. The plant can store approximately 1,000 mdth of which a maximum of about 250 mdth can be withdrawn per day. Con Edison has about 1,230 mdth of additional natural gas storage capacity at a field in upstate New York owned and operated by Honeoye Storage Corporation, a corporation 23 1/3 percent owned by Con Edison.

3. INFORMATION FOR CALENDAR YEAR 1997 WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES.

      (a) Number of Kilowatt Hours of Electric Energy Sold (At Retail or Wholesale), and Dekatherms of Natural or Manufactured Gas Distributed at Retail.

                                    Electric (kwhrs)        Gas (Dth)
      Claimant                      None                    None
      Con Edison        Retail:     37,527,979,000          116,597,299
                       Wholesale:    2,499,587,000*                N/A

*Includes 929,483,000 kilowatt hours generated by Con Edison for others from their fuel and purchased by Con Edison.

      (b) Number of Kilowatt Hours of Electric Energy and Dekatherms of Natural or Manufactured Gas Distributed at Retail Outside the State in which Each Such Company is Organized.
                                    Electric (kwhrs)        Gas (Dth)
      Claimant                      None                    None
      Con Edison                    None                    286,630



      c. Number of Kwh of Electric Energy and Dekatherms of Natural or Manufactured Gas Sold at Wholesale Outside the State in which Each Such Company is Organized, or at the State line.

                                    Electric (kwhrs)        Gas (Mdth)
      Claimant                      None                    None
      Con Edison                    921,000,000*            8,721,387

* Does not include return to Hydro Quebec of 163,400,000 kilowatt hours of energy received by Con Edison in excess of the "basic amount" of energy Con Edison is entitled to purchase under an agreement with the New York Power Authority (which has a contract with Hydro-Quebec).

                                           - 7

     d. Number of Kilowatt Hours of Electric Energy and Dekatherms of Natural or Manufactured Gas Purchased Outside the State in which Each Such Company is Organized or at the State line.
                                    Electric (kwhrs)        Gas (Mdth)
      Claimant                      None                    None
      Con Edison                    12,116,000,000         242,296,610

 4.THE FOLLOWING  INFORMATION FOR THE REPORTING  PERIOD WITH RESPECT TO CLAIMANT
   AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UILITY COMPANY, STATING MONETARY AMOUNT IN UNITED STATES DOLLARS.

      a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

      b) Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

      c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company other than the EWG or foreign utility company.

       d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

       e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements.


      Claimant did not directly or indirectly own any interest in any EWG or foreign utility during the reporting period. See, however , Item 1.C.1)a., above.

                                    EXHIBIT A

A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES FOR THE LAST CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.

On January 1, 1998, Claimant became the holding company for Con Edison pursuant to an Agreement and Plan of Exchange approved by Con Edison's shareholders on December 12, 1997. For additional information about this reorganization, see the Proxy Statement and Prospectus of Claimant and Con Edison included in Claimant's Registration Statement on Form S-4 (No. 333-39164; declared effective by the Commission on October 31, 1997). Because the reorganization was not effective until January 1, 1998, Con Edison's consolidating financial statements for the year ended December 31, 1997 also constitute the 1997 financial statements of Claimant and its subsidiaries. The consolidating financial statements are attached hereto as Exhibit A.



EXHIBIT B                   FINANCIAL DATA SCHEDULE

IF AT THE TIME A REPORT ON THIS FORM IS FILED, THE REGISTRANT IS REQUIRED TO SUBMIT THIS REPORT AND ANY AMENDMENTS THERETO ELECTRONICALLY VIA EDGAR, THE REGISTRANT SHALL FURNISH A FINANCIAL DATA SCHEDULE. THE SCHEDULE SHALL SET FORTH THE FINANCIAL AND OTHER DATA SPECIFIED BELOW THAT ARE APPLICABLE TO THE REGISTRANT ON A CONSOLIDATED BASIS.

Item No.    Caption Heading

1           Total Assets
2           Total Operating Revenues
3           Net Income



                                    EXHIBIT C


AN ORGANIZATION CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING COMPANY SYSTEM.


As indicated in reponse to Item 4 of this report on Form U-3A-2, Claimant did not directly or indirectly own any interest in any EWG or foreign utility company during the reporting period. Accordingly, no organization chart is being submitted.

      The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1998.


                                           Consolidated Edison, Inc.


                                           By:  HYMAN SCHOENBLUM
                                                Hyman Schoenblum
                                                Vice President and Controller





Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Archie M. Bankston
Secretary
4 Irving Place
New York, N.Y. 10003.


                                                                                                        EXHIBIT A

                                               CONSOLIDATED INCOME STATEMENT
                                           TWELVE MONTHS ENDED DECEMBER 31, 1997
                                                    (Thousands of Dollars)



                         Consolidated Edison
                         Company of          Con Edison     Con Edison     Consolidated                  Consolidated
                         New York, Inc.      Solutions      Development    Edison, Inc.*  Adjustments    Income Stateement


Operating revenues
    Electric             $5,646,916          -               -              -             $  (11,341)     $5,635,575
    Gas                   1,096,057          -               -              -                 (2,177)      1,093,880
    Steam                   393,418          -               -              -                 (1,619)        391,799

Total operating revenues $7,136,391          -               -              -                  (15,137)     7,121,254

Operating expenses
    Purchased power       1,349,421          -               -               -                      -       1,349,421
    Fuel                    596,824          -               -               -                      -         596,824
    Gas purchased for
    resale                  479,218          -               -               -                      -         479,218
    Other operations      1,123,982          -               -               -                 (15,137)     1,108,845
    Maintenance             474,788          -               -               -                      -         474,788
    Depreciation and
    amortization            502,779          -               -               -                      -         502,779
    Taxes, other than
    federal income tax    1,181,081          -               -               -                      -       1,181,081
    Federal income tax      382,910          -               -               -                      -         382,910

      Total operating
      expenses            6,091,003          -               -               -                 (15,137)     6,075,866

Operating income
                          1,045,388          -               -               -                      -       1,045,388

Other income
(deductions)
    Investment income        11,554          -               -               -                      -          11,554
    Allowance for
    equity funds used
    during construction       4,448          -               -               -                      -           4,448
    Other Income less
    miscellaneous income
    deductions              (13,579)         (5,614)        (7,782)          (1,200)             9,479        (18,696)
    Federal income tax       (1,927)          1,975          2,724              418                  -          3,190
      Total other
      income                    496          (3,639)        (5,058)            (782)             9,479             496

Income before interest
charges                   1,045,884          (3,639)        (5,058)            (782)             9,479       1,045,884

Interest on long-term
debt                        318,158              -               -             -                  -            318,158
Other interest               17,083              -               -             -                  -             17,083
Allowance for borrowed funds
 used during construction    (2,180)             -               -             -                  -             (2,180)

  Net interest charges      333,061              -               -             -                  -             333,061

Net Income                  712,823           (3,639)       (5,058)             (782)            9,479          712,823
Preferred stock
dividend requirements      (18,344)                 -           -              -                    -           (18,344)

Net income for common
stock                    $  694,479          $ (3,639)      $(5,058)       $    (782)          $ 9,479       $  694,479

* Results of Con Edison Solutions and Con Edison Development were consolidated within CEI in December 1997.



                                    CONSOLIDATED STATEMENT OF RETAINED EARNINGS
                                           YEAR ENDED DECEMBER 31, 1997
                                              (Thousands of Dollars)

                                                                 Con Edison
                                                                 Development
                                                                 and
                                                                 Con Edison
                                                                 Solutions
                                                                 to
                                                                 Consolidated
                                Consolidated Edison              Edison           Honeoye      Consolidated
                                Company of                       Company of       Storage      Retained
                                New York, Inc.         DIDCORP   New York, Inc.   Corporation  Earnings

Balance , December 31, 1996     $4,284,767             $63        $(1,110)        $  215       $4,283,935
Net Change to Unappropriated
  Retained Earnings                199,676               -          1,110            (18)         200,768
Balance, December 31, 1997
                                 4,484,443              63           -               197         4,484,703



                             CONSOLIDATED BALANCE SHEET
                         TWELVE MONTHS ENDED DECEMBER 31,
                                        1997
                               (Thousands of Dollars)


                        Consolidated Edison
                         Company of                     Consolidated                      Consolidated
                         New  York, Inc.     DIDCORP    Edison, Inc. *     Adjustments    Balance Sheet
Electric                 $11,743,745           -             -                 -           11,743,745
Gas                        1,741,562           -             -                 -            1,741,562
Steam                        576,206           -             -                 -              576,206
General                    1,203,427           -             -                 -            1,203,427
Total                     15,264,940           -             -                 -           15,264,940
Less: Accumulated
   Depreciation            4,392,377           -             -                 -            4,392,377
Net                       10,872,563           -             -                 -           10,872,563
Construction Work in
progress                     292,218           -             -                 -              292,218
Nuclear fuel assemblies and
components, less accumulated
  amortization               102,321           -             -                 -              102,321
Net Utility Plant         11,267,102           -             -                 -           11,267,102


Current Assets
Cash and temporary
  cash investments            62,012            42         121,404             -              183,458
Funds held for
  refunding of debt          328,874            -            -                 -              328,874
Accounts receivable -
  customer less
  allowance for
  uncollectable              558,239            -           22,924             -              581,163
  accounts of $21,600
Other receivables             54,969            11           5,779             -               60,759
Regulatory accounts
   receivable                 (1,682)           -             -                -               (1,682)
Fuel, at average cost         53,697            -             -                -               53,697
Gas in storage, at
  average cost                37,209            -             -                -               37,209
Materials and supplies,
  at average cost             191,759           -             -                -              191,759
Prepayments                    74,996           -              520             -               75,516
Other currents assets           4,119           -               11         12,327              16,457

Total current assets        1,364,192           53          150,638        12,327           1,527,210


Investments in
  nonutility property         449,697       (12,189)       (131,102)      (14,009)            292,397

Deferred charges
Enlightened Energy
  program costs               117,807          -              -                -              117,807
Unamortized debt
  expense                     126,085          -              -                -              126,085
Recoverable fuel
  costs                        98,301          -              -                -               98,301
Power contract
  termination costs            80,978          -              -                -               80,978
Other deferred
  charges                     536,341        12,154           -           (308,936)           239,559
 Total deferred charges       959,512        12,154           -           (308,936)           662,730

Regulatory asset -
  future federal            1,090,935           -             -           (117,856)           973,079
  income tax

 Total                     15,131,438           18          19,536        (428,474)        14,722,518




Capitalization and
Liabilities
Capitalization
Common shareholders'
  equity                    5,930,079           -              -               -             5,930,079
Preferred stock subject
 to mandatory redemption       84,550           -              -               -                84,550
Other preferred
  stock                       233,468           -              -               -               233,468
Long-term debt              4,188,906           -              -               -             4,188,906
Total capitalization       10,437,003           -              -               -            10,437,003

Noncurrent liablitiies
Obligations under
  capital leases               39,879           -              -               -                39,879
Other noncurrent
  liabilities                 111,437           -              -            (5,300)            106,137
Total noncurrent
  liabilities                 151,316           -              -            (5,300)            146,016

Current liabilities
Long-term debt due
  within one year             529,385           -              -               -               529,385
Accounts payable              415,464           -            24,650            -               440,114
Customer deposits             161,731           -              -               -               161,731
Accrued taxes                  70,850           -            (5,114)           -                65,736
Accrued interest               85,613           -              -               -                85,613
Accrued wages                  82,556           -              -               -                82,556
Other current
  liabilities                 183,104           18             -               -               183,122
Total current
  liabilities               1,528,703           18            19,536           -             1,548,257
Accumulated deferred
  federal income tax        2,618,453            -             -          (310,618)          2,307,835
Accumulated deferred
  investment tax credits      163,680            -             -               -               163,680
Other deferred credits        232,283            -             -          (112,556)            119,727
Total deferred
credits                     3,014,416            -             -          (423,174)          2,591,242
Total                      15,131,438           18            19,536      (428,474)         14,722,518

* Results of Con Edison Solutions and Con Edison Development were consolidated within CEI in December 1997.

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